United States securities and exchange commission logo





                           February 3, 2022

       Kong Hian Lee
       Chief Financial Officer
       HF Foods Group Inc.
       19319 Arenth Avenue
       City of Industry, CA 91748

                                                        Re: HF Foods Group Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 16,
2021
                                                            Form 10-Q for the
Fiscal Quarter Ended September 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 001-38180

       Dear Mr. Lee:

              We have reviewed your December 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 23, 2021 letter.

       Form 10-K for the Years Ended December 31, 2020 and 2019

       HF Foods Group Consolidated Financial Statements for the Years Ended December 31, 2020 and
       2019
       Noted to Consolidated Financial Statements
       Note 7. Business Combination with B&R Global, page F-7

   1. Refer to your response to prior comment 2. It appears from your analysis of the accounting acquirer in
the business combination between HF Foods Group and B&R
                                                        Global there are
varying factors contained in ASC 805-10-55-12 through 14 that support either HF Foods Group
or B&R Global as the accounting acquirer. Relying on the
                                                        guidance in ASC
805-10-25-5, ASC 810-10-05 and ASC 810-10-15-8 that state the usual
 Kong Hian Lee
HF Foods Group Inc.
February 3, 2022
Page 2
         condition for a controlling financial interest is ownership of a majority voting interest, it
         appears B&R Global shareholders    majority share ownership in the
combined entity
         should be given the greatest weight to identify B&R Global as the accounting acquirer.
         Please advise.


Form 10-Q for the Fiscal Quarter Ended September 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three Months Ended September 30, 2021 and 2020 EBITDA and Adjusted EBITDA, page 44

2. Refer to your response to prior comment 4. Please clarify if you will not add back all legal fees in the computation of "adjusted EBITDA" and not just those associated with the continuing SEC inquiry and board committee investigation. In this regard, we note you disclose in note 18 of the Form 10-Q that "the stay of the proceedings in the second shareholder derivative case was lifted by the District Court and the case will move forward with the filing of defendants' response to the complaint" so it appears these legal expenses are recurring. Please advise and revise as appropriate. Response to Comments Dated December 22, 2021

Additional Comments from the Company, page 8

3. You state at the end of the letter you continue to analyze an unrelated issue identified in connection with your response to the comments, and the issue has the potential to result in a restatement of your 2019 financial statements. Please tell us the nature of the issue and potential impact on the 2019 financial statements in sufficient detail as practicable.
       You may contact Robert Shapiro at (202) 551-3273 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKong Hian Lee                                  Sincerely,
Comapany NameHF Foods Group Inc.
                                                                 Division of
Corporation Finance
February 3, 2022 Page 2                                          Office of
Trade & Services
FirstName LastName